ULTRAPETROL (Bahamas) Ltd.

Third Quarter 2013

Earnings Call Presentation

November 14, 2013

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2012
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
3Q 2013 & Subsequent Events Highlights

($000's)	Nine Months ended September 30, 2013	Nine Months ended September 30, 2012	% Change	3Q 13	3Q 12	% Change
Revenues	$312,262	$226,829	38%	$112,586	$82,794	36%
Adjusted EBITDA (1)	$82,102	$25,883	217%	$30,211	$9,072	233%
Net income (loss) as reported	$14,631	($32,105)		$6,999	($12,888)	
EPS as reported (In $ per share)	$0.10	($1.09)		$0.05	($0.44)	
Adjustments to Net income (loss) as reported						
Yard EBITDA from Touax barge sale	1,599	827		(99)	827	
Income tax (loss) on Exchange Variance (2)	(1,124)	(1,308)	-14%	(250)	519	
Extinguishment of Debt one time event	5,518	-		1,733	-	
Adjusted net income (loss)	$20,624	($32,586)		$8,383	($11,542)	
Adjusted EPS (In $ per share)	$0.15	($1.10)		$0.06	($0.39)	

- On July 25, 2013, we purchased from Firmapar Corp. the 5.55% ownership of UP Offshore (Bahamas) we did not yet own for $10.3 million. We now own 100% of the common stock of UP Offshore (Bahamas) Limited
- On October 2, 2013, we closed the sale of $25.0 million in aggregate principal amount of our 8.875% Senior Notes due 2021 ("Add-On Notes"), which were sold at 104.5% and the gross proceeds to us of the offering totaled $26.1 million
- On October 3, 2013, and October 30, 2013, we entered into two and one MOA, respectively, to acquire three 5,145 dwt newbuilt Chinese sister PSVs, two of which were delivered on October 29, 2013. The purchase price for these vessels is approximately $32.0 million each. These vessels will undergo certain upgrading works at the same yard where they were built and are expected to commence operations during the first quarter of 2014
- On October 22, 2013, we cancelled the Shipbuilding Contract for Hull No. V-387 (*UP Onyx*) due to excessive delays in delivering the vessel. The appropriate repayment demands have been made under the refund guarantees issued by certain banks
- On October 24, 2013, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard a set of twelve newbuilt barges to a third party with deliveries ranging between January and April 2014. Gross proceeds to us from this sale will be $13.2 million

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
3Q 2013 Adjusted EBITDA vs. 3Q 2012

Adjusted EBITDA per segment *($000's)*	3Q 13	3Q 12	Difference	% Change
River Business	11,421	(273)	11,694	
Offshore Supply Business	12,651	6,252	6,399	102%
Ocean Business	659	3,816	(3,157)	-83%
Total Segment Adjusted EBITDA	**$24,731**	**$9,795**	**$14,936**	**152%**
Items not included in Segment Adjusted EBITDA				
Financial income (loss)	2	(25)	27	
Foreign currency exchange gains (losses), net	5,478	(698)	6,176	
Adjusted Consolidated EBITDA	**$30,211**	**$9,072**	**$21,139**	**233%**

- **Our River Business Adjusted EBITDA for 3Q 13 increased $11.7 million when compared to 3Q 12 mainly as a result of the 31% increase in net tons transported, the rate increases on some of our contracts, and the normal rainfall and river levels during the period, coupled with an increase in the sales of barges to third parties from our yard in Punta Alvear**
- **Our Offshore Supply Business Adjusted EBITDA doubled from $6.3 million in 3Q 12 to $12.7 million in 3Q 13 mostly attributable to the operation of our *UP Amber* which commenced operation with Petrobras on August 1, 2013, and to the contract renewals on some of our PSVs during this year**
- **Our Ocean Business Adjusted EBITDA decreased $3.2 million to $0.7 million in 3Q 13 as compared to $3.8 million in 3Q 12 mainly related to the drydock of our Product Tanker *Miranda I,* lower volumes in our Container Feeder operation in the early part of the third quarter partially compensated by a better performance of our *Alejandrina***
- **Foreign currency exchange gains increased $6.2 million**

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
3Q 2013 vs. 3Q 2012

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Nine months ended September 30, 2013	Nine months ended September 30, 2012	% Change	3Q 13	3Q 12	% Change
Net Tons Transported	**3,408,986**	**2,711,693**	**26%**	**1,225,555**	**937,649**	**31%**
Revenues	**191,247**	**115,000**	**66%**	**68,716**	**43,872**	**57%**
Voyage and Manufacturing Expenses	(96,454)	(62,807)	54%	(34,773)	(22,955)	51%
Gross Margin	**94,793**	**52,193**	**82%**	**33,943**	**20,917**	**62%**
Running Costs	(47,806)	(40,353)	18%	(17,360)	(16,245)	7%
Administrative and commercial expenses	(14,607)	(11,085)	32%	(5,232)	(5,585)	-6%
Other operating income	1,417	4,122	-66%	55	171	-68%
Investment in Affiliates	(188)	(987)	-81%	114	(324)	
Yard EBITDA from Touax Sale	1,599	827	93%	(99)	827	
Exchange difference affecting opex	3,205	-		-	-	
Other net	-	(141)		-	(34)	
Segment Adjusted EBITDA	**38,413**	**4,576**	**739%**	**11,421**	**(273)**	

- **River Business results include both our river transportation activities as well as barge sales to third parties by our shipyard in Punta Alvear**
- **Revenues associated to our transportation activities increased 45% for 3Q 13 as compared to 3Q 12 as a result of a 31% increase in net tons transported year on year due to normal rainfall and river levels as well as contractual rate increases; similarly, revenues from our barge building activity also increased substantially**
- **Voyage and Manufacturing Expenses increased 51% mostly as a result of our barge building activity during 3Q 13 and higher transportation activity**
- **Running costs increased 7% as a result of the increase in the volumes transported period on period, higher crew costs and higher operating costs**
- **Administrative and commercial expenses decreased 6% mostly due to the reversal of the quarterly allocation of corporate G&A to the segment in 2013 as compared to 2012. The q-o-q variance in G&A allocation will continue to reverse in 4Q 13 and consequently we do not expect such difference will reflect an equivalent variance for the entire year**

River Business

Prospects for 2014 – Soybean and River Levels

Paraguay Seeded Area & Production (1)



Million Has. & Tons
10.0
8.0
6.0
4.0
2.0
-
Seeded Area
Production
2003-2013 CAGR: 7.6%
2004-2014 CAGR: 8.7%
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
6.5
2.9
7.1
3.0
4.0
3.2
9.4
3.3
9.0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014 (P)
USDA Estimate for 2014 crop

River Levels (2)



River Levels (In meters)
2012
2013
10-year median
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Jan
Mar
May
Jul
Sep
Nov

Monthly Soybean Prices (3) – September 2010 – 13

(in $ / ton)



390.23
511.1
498.8
501.49
420.1
496.37
622.91
522.33
534.79
560.16
503.24
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13

(1) Source: USDA Foreign Agricultural Service – Updated November 5, 2013
(2) Company Data
(3) Source: Indexmundi and International Monetary Fund

River Business
Punta Alvear Yard – Barge Manufacturing



Third Party Barge Sales EBITDA

($ in millions)



$6.4
$13.9
$20.7
2011
2012 (1)
2013 (2)

# of Barges:	20	37	58

- The Company's barge building facility at Punta Alvear, Rosario, Argentina is the most modern of its kind in South America
- Allows the Company to expand the capacity of its own barge fleet at a very competitive cost
- Ability to generate incremental EBITDA through sales to third party operators in other markets
- 58 barges from 2013 production has so far been contracted for third party sales, while leaving available capacity for ULTR's needs



(1) Includes 14 barges on sale to 3rd parties and leased back to ULTR with associated $2.1 million of operating profit.
(2) Pro Forma assumptions: Applies average gross profit margins in 2011 and 2012 combined for 2013 Pro Forma basis of 58 barges.
Note: An estimate subject to risks and uncertainties (some of which are beyond the Company's control). Actual 2013 operating profit from third party barge sales may differ materially from this estimate.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
3Q 2013 vs. 3Q 2012

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY ($000's)	Nine months ended September 30, 2013	Nine months ended September 30, 2012	% Change	3Q 13	3Q 12	% Change
Revenues	67,610	54,160	25%	25,163	18,990	33%
Voyage Expenses	(2,881)	(3,459)	-17%	(950)	(1,413)	-33%
Running Costs	(29,032)	(27,233)	7%	(10,380)	(9,844)	5%
Administrative and commercial expenses	(7,409)	(5,460)	36%	(2,531)	(1,946)	30%
Other operating income	1,401	2,194	-36%	1,356	658	106%
Net (gain) attributable to non-controlling interest in subsidiaries	(553)	(635)	-13%	-	(190)	
Other net	-	(8)		-	(3)	
Net (loss) gain on derivatives	(218)	-		(7)	-	
Segment Adjusted EBITDA	28,918	19,559	48%	12,651	6,252	102%

- Our revenues increased $6.2 million in 3Q 13 relative to 3Q 12 mainly as a result of the operation our *UP Amber* which commenced operation with Petrobras on August 1, 2013, and to contract renewals on some of our PSVs during this year
- Voyage Expenses decreased $0.5 million in 3Q 13 as compared to 3Q 12 mainly related to the positioning expense of our *UP Jade* during the third quarter of 2012 partially offset by the positioning expense of our *UP Amber* in 2013
- Running Costs for 3Q 2013 increased $0.5 million to $10.4 million as compared to 3Q 12 mostly on account of the operation of our *UP Amber* which entered into service with Petrobras on August 1, 2013
- Administrative and commercial expenses increased $0.6 million, or 30%, mostly due to the reversal of the quarterly allocation of corporate G&A to the segment in 2013 as compared to 2012. The q-o-q variance in G&A allocation will continue to reverse in 4Q 13 and consequently we do not expect such difference will reflect an equivalent variance for the entire year
- Our Offshore Supply segment adjusted EBITDA in 3Q 13 doubled with respect to the same period of 2012 mainly due the entry into operation of our *UP Amber,* to contract renewals on some of our PSVs and to scheduled drydocks and repairs performed on our fleet in 3Q 12

Offshore Supply Business

Recently acquired 3 ex-yard state-of-the-art PSVs


MMC 887 PSV
Platform Supply Vessel
Tanks Plan
View below A deck
View below deck 4700 A/B
View below deck 1100 A/B
MMC Ship Design & Marine Consulting Ltd.

Recently acquired 3 Chinese newbuilt 4,500 class PSVs expected to be operational in 1Q 2014


MW619-42
MW619-39





Offshore Supply Business

Contractual Employment at Increasing Charter Rates

		Old Contract		New Contract	
	On-the-Water Fleet	Rate	Expiration	Duration	Rate
A	UP Pearl			4 years	$ 32,950
A	UP Amber			4 years	$ 32,950
B	UP Esmeralda	$ 26,200	Jul-13	4 years	$ 31,950
C	UP Topazio	$ 28,000	Jun-13	4 years	$ 35,380
C	UP Diamante	$ 28,000	May-13	4 years	$ 35,380
C	UP Agua-Marinha	$ 28,000	May-13	4 years	$ 35,380
D	UP Jade	$ 33,000	Aug-16		
	UP Turquoise	$ 30,350	Mar-15		
	UP Safira	$ 26,200	Sep-14		
	UP Rubi	$ 34,000	May-14		
	UP Jasper (1)	$ 24,362 (2)	Nov-13		
	Newbuilt Chinese PSVs				
	UP Agate (3)			New	
	UP Coral (3)			New	
	UP Opal (3)			New	



Contract with less than one year
Long-term contract
Sep-13
2014
2015
2016
2017

A — $11.5 million incremental revenue (before $5.25 million operating expense) per vessel x2 = $12.5 million total (4)

B — $2.0 million additional annual revenues (no incremental operating expense) (5)

C — $2.6 million additional annual revenues (no incremental operating expense) per vessel x3 = $7.8 million total (6)

D — $7.3 million incremental revenue annualized impact of August 2012 delivery, before $3.3 million of incremental operating expense, $4.0 million total (7)

Compared to 2012 Segment EBITDA of $27.7 million, pro forma impact of additional PSVs and improved charter rates is additional $26.3 million ($7.8 + $2.0 + $4.0 + $12.5)

(1) Operating spot in UK North Sea on short-term employment; (2) Calculated basis actual revenues until September 30, 2013, divided by actual operating days; (3) Recently acquired 4,500 class PSVs; (4) Based on $32,950 daily charter rates per vessel, 352 days, $5.25 million operating expense per vessel and 2 vessels; (5) Based on $5,750 ($31,950 less $26,200) incremental daily charter rate and 352 days; (6) Based on $7,380 ($35,380 less $28,000) incremental daily charter rate per vessel, 352 days and 3 vessels; (7) Based on 7.5 months (Jan to mid-Aug), $33,000 daily charter rate, 352 days and $5.25 million operating expenses.

Estimate subject to risk and uncertainties (some of which are beyond the Company's control). Actual impact of additional PSVs may differ materially from this estimate.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
3Q 2013 vs. 3Q 2012

FINANCIAL HIGHLIGHTS OCEAN ($000's)	Nine months ended September 30, 2013	Nine months ended September 30, 2012	% Change	3Q 13	3Q 12	% Change
Revenues	$53,405	$57,669	-7%	$18,707	$19,932	-6%
Voyage Expenses	(17,975)	(20,866)	-14%	(6,173)	(6,259)	-1%
Running Costs	(28,155)	(26,327)	7%	(9,633)	(9,339)	3%
Administrative and commercial expenses	(6,353)	(6,906)	-8%	(2,283)	(483)	373%
Other operating income (expenses)	-	1,271		-	10	
Investment in Affiliates	(21)	(1)		(4)	2	
Other net	63	(326)		45	(47)	
Segment Adjusted EBITDA	**$964**	**$4,514**	**-79%**	**$659**	**$3,816**	**-83%**

- **Decrease in revenues of 6% when comparing 3Q 2013 against 3Q 2012 resulted mainly from less operating days of our Product Tanker *Miranda I* on account of its drydock and lower volumes in our Feeder Container service**
- **Voyage Expenses decreased $0.1 million in 3Q 13 as compared to 3Q 12 mainly as a result of the operation of our *Paraná Petrol* in 3Q 12 as opposed to the same period of 2013**
- **Running Costs increased $0.3 million mainly on account of higher crewing costs of our local fleet**
- **Administrative and commercial expenses increased $1.8 million mostly due to the reversal of the quarterly allocation of corporate G&A to the segment in 2013 as compared to 2012. The q-o-q variance in G&A allocation will continue to reverse in 4Q 13 and consequently we do not expect such difference will reflect an equivalent variance for the entire year**
- **In order to compare quarters on the same basis, EBITDA excluding G&A (Administrative and Commercial Expenses) was $4.3 million in 3Q 12 as compared to $2.9 million in 3Q 13**

Ocean Business
Product Tankers & Feeder Container Trade Evolution

Product Tankers

- Our Product Tankers remain employed on medium term charters at levels substantially above those prevailing in the international (non cabotage) markets, with positive Gross Profit Contribution
- We have recently extended the charters on one of our four Product Tankers until 2014 and believe will be able to renew the employment of the other two vessels (whose charters end in 4Q 13) in the flag protected trade in which they operate

Feeder Container Vessels – *Asturiano & Argentino*

- We continued to successfully employ our two container feeder vessels in our regional feeder service


Quarterly Revenues per Leg
In ($ Millions)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
Southbound
Northbound
6.6
2.0
7.0
2.3
4.6
2.5
6.4
3.3
6.4
3.3
4.3
1.9
4.3
3.4
4.7
3.6
6.2
3.6
3Q 2011
4Q 2011
1Q 2012
2Q 2012
3Q 2012
4Q 2012
1Q 2013
2Q 2013
3Q 2013

Ultrapetrol
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Nine months ended September 30, 2013	Nine months ended September 30, 2012	% Change	3Q 13	3Q 12
Revenues					
Attributable to River Business	$191,247	$115,000	66%	$68,716	$43,872
Attributable to Offshore Supply Business	67,610	54,160	25%	25,163	18,990
Attributable to Ocean Business	53,405	57,669	-7%	18,707	19,932
Total revenues	**312,262**	**226,829**	**38%**	**112,586**	**82,794**
Voyage expenses					
Attributable to River Business	(96,454)	(62,807)	54%	(34,773)	(22,955)
Attributable to Offshore Supply Business	(2,881)	(3,459)	-17%	(950)	(1,413)
Attributable to Ocean Business	(17,975)	(20,866)	-14%	(6,173)	(6,259)
Total voyage expenses	**(117,310)**	**(87,132)**	**35%**	**(41,896)**	**(30,627)**
Running costs					
Attributable to River Business	(47,806)	(40,353)	18%	(17,360)	(16,245)
Attributable to Offshore Supply Business	(29,032)	(27,233)	7%	(10,380)	(9,844)
Attributable to Ocean Business	(28,155)	(26,327)	7%	(9,633)	(9,339)
Total running costs	**(104,993)**	**(93,913)**	**12%**	**(37,373)**	**(35,428)**
Amortization of Dry Dock & Intangible Assets	(2,393)	(3,462)	-31%	(937)	(1,385)
Depreciation of Vessels and Equipment	(28,783)	(28,807)	0%	(9,716)	(9,833)
Administrative and commercial expenses	(28,369)	(23,451)	21%	(10,046)	(8,014)
Other operating income	2,818	7,587	-63%	1,411	839
Operating profit (loss)	**$33,232**	**($2,349)**		**$14,029**	**($1,654)**
Attributable to River Business	16,117	(11,389)		5,453	(6,232)
Attributable to Offshore Supply Business	21,299	12,153	75%	9,663	3,629
Attributable to Ocean Business	(4,184)	(3,113)	34%	(1,087)	949
Segment Adjusted EBITDA					
Attributable to River Business	38,413	4,576	739%	11,421	(273)
Attributable to Offshore Supply Business	28,918	19,559	48%	12,651	6,252
Attributable to Ocean Business	964	4,514	-79%	659	3,816
Financial Income	89	55	62%	2	(25)
Other financial expense	13,718	(2,821)		5,478	(698)
Adjusted EBITDA	**$82,102**	**$25,883**	**217%**	**$30,211**	**$9,072**

Ultrapetrol
Quarter-on-quarter Income Statement

($000's)	Nine months ended September 30, 2013	Nine months ended September 30, 2012	3Q 13	3Q 12
Revenues	$312,262	$226,829	$112,586	$82,794
Voyage Expenses	(117,310)	(87,132)	(41,896)	(30,627)
Running Costs	(104,993)	(93,913)	(37,373)	(35,428)
Depreciation and amortization	(31,176)	(32,269)	(10,653)	(11,218)
Administrative and commercial expenses	(28,369)	(23,451)	(10,046)	(8,014)
Other operating income	2,818	7,587	1,411	839
Operating income (loss)	**33,232**	**(2,349)**	**14,029**	**(1,654)**
Financial expense and other Financial expenses	(24,640)	(26,925)	(8,410)	(8,808)
Financial loss on extinguisment of debts	(5,518)	-	(1,733)	-
Other Financial expenses	16,923	(2,821)	5,478	(698)
Financial Income	89	55	2	(25)
Net Gains (Losses) on Derivatives, net	(218)	-	(7)	-
Investment in Affiliates	(209)	(988)	110	(322)
Other, net	63	(475)	45	(84)
Income Taxes	(4,538)	2,033	(2,515)	(1,107)
Net income (loss) attributable to non-controlling interest in subsidiaries	(553)	(635)	-	(190)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**$14,631**	**($32,105)**	**$6,999**	**($12,888)**
EPS (In USD)	$0.10	($1.09)	$0.05	($0.44)
Adjusted EBITDA	**$82,102**	**$25,883**	**$30,211**	**$9,072**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(1,124)	(1,308)	(250)	519
Yard Ebitda from Touax Sale	1,599	827	(99)	827
Extinguishment of debt one time event	5,518	-	1,733	-
Adjusted net income (loss)	**$20,624**	**($32,586)**	**$8,383**	**($11,542)**
Adjusted EPS (In $)	**$0.15**	**($1.10)**	**$0.06**	**($0.39)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol
Balance Sheet

($000's)	At September 30, 2013 (Unaudited)	At December 31, 2012	% Change
ASSETS			
Cash & Cash Equivalents	$123,142	$222,215	-45%
Accounts Receivables	52,902	36,487	45%
Other Current Assets	63,805	48,288	32%
Vessels and Equipment, Net	635,014	647,519	-2%
Non-current Other Receivables	25,737	22,758	13%
Non-current Restricted Cash	1,470	1,464	0%
Other Non-current Assets	36,302	31,587	15%
TOTAL ASSETS	**$938,372**	**$1,010,318**	**-7%**
LIABILITIES			
Accounts Payable	31,605	32,450	-3%
Accrued Interest	7,165	4,858	47%
Current Portion of Long-term Financial Debt	26,684	129,031	-79%
Other Current Liabilities	30,931	32,406	-5%
Long-term Financial Debt	410,705	388,521	6%
Deferred Income Tax Liability	13,727	12,441	10%
Non-current Other Payables	5,076	4,112	23%
UPB Shareholder's Equity	412,479	399,751	3%
Non-controlling interest in subsidiries	-	6,748	
TOTAL LIABILITIES	**$938,372**	**$1,010,318**	**-7%**

Ultrapetrol
Debt Repayment Schedule

- On October 11, 2013, we drew down $20.6 million in respect of Tranches A & B of the Loan Agreement with DVB NIBC and ABN Amro after having satisfied all conditions precedent in connection with the *UP Pearl* drawdown against delivery. Of the proceeds from this drawdown, a total of $8.6 million were used to fully repay the then outstanding amounts under the original DVB Natixis facility, as amended
- Balanced yearly principal repayments in the medium term
- Proforming for our $25.0 million Add-On which was drawn down on October 2, 3013, our $225.0 million Senior Notes has a bullet repayment in 2021
- All of our long term loans are conservatively structured with loan to value ratios that match current vessel market values

Yearly Capital Repayments as of September 30, 2013, proformed for $25.0 million Add-On


Principal Repayments (In $ millions)
250.0
200.0
150.0
100.0
50.0
0.0
17.6
26.5
26.5
47.9
52.3
33.0
15.5
9.8
208.4
25.0
Add-On
4Q 2013
2014
2015
2016
2017
2018
2019
2020
2021+

Thank You

Q & A

Accumulated Cash Flow and EBITDA reconciliation

($000's)		Nine months ended Sep-13		Sep-12
Total cash flows provided by operating activities		19,168		2,483
Total cash flows (used in) investing activities		(14,829)		(32,543)
Total cash flows (used in) from financing activities		(103,412)		10,832
Total cash flows from operating activities	$	19,168	$	2,483
Plus				
Adjustments				
Increase / Decrease in operating assets and liabilities		30,144		(4,949)
Expenditure for dry docking		6,615		4,377
Income Taxes		4,538		(2,033)
Financial Expenses		24,640		26,925
Gain on sale of vessels		-		3,557
Allowance for doubtfull accounts		(1,730)		-
Net loss attributable to non-controlling interest		(553)		(635)
Yard Ebitda from Touax Sale		1,599		827
Other adjustments		(2,319)		(4,669)
Consolidated EBITDA as defined in the Notes due 2021	$	82,102	$	25,883
Adjusted Consolidated EBITDA	**$**	**82,102**	**$**	**25,883**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)

3Q 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Third quarter ended September 30, 2013 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$5,453	$9,663	($1,087)	$14,029
Depreciation and amortization	5,953	2,995	1,705	10,653
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	114	-	(4)	110
Net (loss) on derivatives	-	(7)	-	(7)
Yard Ebitda from Touax Sale	(99)			(99)
Other net	-	-	45	45
Segment Adjusted EBITDA	**$11,421**	**$12,651**	**$659**	**$24,731**
Items not included in Segment Adjusted EBITDA				
Financial income				2
Other financial expenses				5,478
Adjusted Consolidated EBITDA				**$30,211**

Appendix (cont'd)
3Q 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Third quarter ended September 30, 2012 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($6,232)	$3,629	$949	($1,654)
Depreciation and amortization	5,490	2,816	2,912	11,218
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(324)	(190)	2	(512)
Yard Ebitda from Touax Sale	827	-	-	827
Other net	(34)	(3)	(47)	(84)
Segment Adjusted EBITDA	**($273)**	**$6,252**	**$3,816**	**$9,795**
Items not included in Segment Adjusted EBITDA				
Financial income				(25)
Other financial expenses				(698)
Adjusted Consolidated EBITDA				**$9,072**

Appendix (cont'd)
9m 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Nine months ended September 30, 2013			
Segment operating (loss) profit	$16,117	$21,299	($4,184)	$33,232
Depreciation and amortization	17,680	8,390	5,106	31,176
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(188)	(553)	(21)	(762)
Net (loss) on derivatives	-	(218)	-	(218)
Yard Ebitda from Touax Sale	1,599	-	-	1,599
Reduction in opex	3,205			3,205
Other net	-	-	63	63
Segment Adjusted EBITDA	**$38,413**	**$28,918**	**$964**	**$68,295**
Items not included in Segment Adjusted EBITDA				
Financial income				89
Other financial income				13,718
Adjusted Consolidated EBITDA				**$82,102**

Appendix (cont'd)
9m 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Nine months ended September 30, 2012 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($11,389)	$12,153	($3,113)	($2,349)
Depreciation and amortization	16,266	8,049	7,954	32,269
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(987)	(635)	(1)	(1,623)
Yard Ebitda from Touax Sale	827	-	-	827
Other net	(141)	(8)	(326)	(475)
Segment Adjusted EBITDA	**$4,576**	**$19,559**	**$4,514**	**$28,649**
Items not included in Segment Adjusted EBITDA				
Financial income				55
Other financial income				(2,821)
Adjusted Consolidated EBITDA				**$25,883**